UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS	12

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	13

Exhibit 23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Committee
Hanesbrands Inc. Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Hanesbrands Inc. Retirement Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the period from July 24, 2006 to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the period from July 24, 2006 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
As discussed in Note A, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ GRANT THORNTON LLP
Greensboro, North Carolina
June 29, 2007

Hanesbrands Inc. Retirement Savings Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
2006
Assets
Investment (Notes B and C)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$505,490,081

Receivables
Employee contribution receivable	1,264,934
Employer-match contribution receivable	833,418
Other employer contribution receivable (Note A)	18,703,512

20,801,864

Total assets	526,291,945

Liabilities
Accrued expenses	(999,270)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	525,292,675

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts (Note A)	1,519,114

NET ASSETS AVAILABLE FOR BENEFITS	$526,811,789

The accompanying notes are an integral part of this statement.

Hanesbrands Inc. Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Period
July 24, 2006
to December 31,
2006
Additions
Contributions
Company	$26,333,274
Participants	11,336,908
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (Note C)	44,881,184

Total additions	82,551,366

Deductions
Benefits paid to participants	31,206,970
Administrative expenses	1,756,408
Deemed distributions	532,217

Total deductions	33,495,595

Transfer in (Note A)	477,756,018

NET INCREASE	526,811,789

Net assets available for benefits
Beginning of period	—

End of period	$526,811,789

The accompanying notes are an integral part of this statement.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A – DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Hanesbrands Inc. (the “Company”) was spun off from Sara Lee Corporation (“Sara Lee”) on September 5, 2006. In connection with the spin off, Sara Lee contributed its branded apparel Americas and Asia business (the “Branded Apparel Business”) to the Company and distributed all of the outstanding shares of the Company’s common stock to its stockholders on a pro rata basis. As a result of such distribution, Sara Lee ceased to own any equity interest in the Company and the Company became an independent, separately traded, publicly held company. The Company adopted the Plan in advance of this transaction and on July 24, 2006, assets allocated to participants associated with the Branded Apparel Business were transferred from the Sara Lee Corporation Retirement Savings Plan Trust (the “SLC Investment Trust”) to the Hanesbrands Inc. Retirement Savings Plan Trust, which is a participating trust in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HB Investment Trust”).
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of the Company and its participating divisions and subsidiaries (the “Employers”) who have attained the age of 21, are not employed in Puerto Rico and are not covered by a collective bargaining agreement which does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax compensation, as defined in the Plan document; however, highly compensated employees can contribute only up to 5% of their pre-tax compensation. Except for part-time hourly employees, seasonal and temporary employees, and certain bargaining employees, employees who become eligible and do not make an alternate election within 90 days of eligibility shall be deemed to have automatically elected to have 4% of their pre-tax compensation deferred into the Plan. Contributions and catch-up contributions are subject to limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Employers will make annual matching contributions equal to 100% of the portion of a participant’s pre-tax contribution that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document.
For eligible contributing and non-contributing salaried employees, the Employers will make an annual Employer contribution equal to 4% of eligible compensation. In addition, for 2006, the Employers made a special one-time contribution for eligible salaried employees who satisfied certain age and service requirements, in an amount equal to 10% of eligible compensation.
For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Employers may make a discretionary annual Employer contribution not to exceed 2% of eligible compensation.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A – DESCRIPTION OF PLAN — Continued
For the period ended December 31, 2006, the total Employer annual contribution (including both discretionary and nondiscretionary contributions) and special one-time contribution was $18,703,512.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Employers contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income, losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ after-tax, pre-tax and rollover accounts are 100% vested at all times. Vesting in the annual Employer contribution and matching contribution accounts is 20% after each year of service with 100% vesting after five years of service. Annual Employer contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balance among the various investment options currently available through the Plan in 1% increments. Participants may change their investment elections at any time.
Forfeitures
If a participant leaves the Employers for reasons other than death, disability or normal retirement before his or her employer contribution accounts are fully vested, the portion of his or her Employer contribution accounts which are not fully vested shall be forfeited. The forfeited amounts shall be credited to reemployed participants, used to reduce Employer contributions, or used to reduce administrative expenses of the Plan. As of December 31, 2006, forfeited balances were $821,745. For the plan year ended December 31, 2006 no forfeited amounts had been used to reduce Employer contributions or pay administrative expenses.
Benefit Payments
Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund or the Sara Lee Corporation Common Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A – DESCRIPTION OF PLAN — Continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her Plan accounts (other than the Employer contribution accounts). The participant must sign a promissory note for the loan. The loan period cannot exceed 5 years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed 10 years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 4.0% to 9.5% at December 31, 2006.
The participant loan balance at December 31, 2006 has been reduced by $532,217 for loans in default that have been deemed distributions at year end. Under Plan procedures, loans are considered to be in default and treated as deemed distributions after three months have passed with no payment of principal.
Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than the annual Employer contribution accounts), provided they have attained age 59-1/2; participants may also withdraw their after-tax accounts at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain of their accounts, subject to limitations defined in the Plan document.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, SFAS 157 will have on the Plan’s financial statements.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
The Plan’s sole investment is an interest in the HB Investment Trust. The Plan’s interest in the HB Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
The HB Investment Trust’s investments consist of investments in registered investment companies, corporate common stocks, participant loans, common/collective trusts and investment contracts. Investments in registered investment companies and corporate common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Common/collective trusts are valued at fair value of participant units owned by the HB Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2006 was approximately 5.21%. The average yield for the investment contracts for the year ended December 31, 2006 was approximately 5.13%. Purchases and sales of securities in the HB Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, unless paid by the Company at their discretion.

NOTE C – PLAN INTEREST IN HB INVESTMENT TRUST
The Plan’s investments are in the HB Investment Trust, which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”). Each Participating Plan has an interest in the HB Investment Trust based on each Participating Plan’s participants’ account balances within each investment fund. The assets of the HB Investment Trust are held by The Northern Trust Company.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C – PLAN INTEREST IN HB INVESTMENT TRUST – Continued
At December 31, 2006, the Plan’s interest in the net assets of the HB Investment Trust was approximately 99%. Investment income and certain administrative expenses relating to the HB Investment Trust are allocated to the individual plans based on the balances invested by each plan.
The Plan’s interest in the net assets of the HB Investment Trust is included in the accompanying statement of net assets available for benefits.
A summary of the net assets of the HB Investment Trust as of December 31, 2006 is as follows:

Investments, at fair value
Corporate stocks - common	$31,136,725
Investment in common/collective trusts	2,101,600
Investment in registered investment companies	272,356,469
Participant loans	11,303,364
Investment contracts	195,079,652

Total investments	511,977,810

Receivables	20,801,864
Liabilities	(999,270)

Net assets of HB Investment Trust at fair value	531,780,404

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,537,565

Net assets of HB Investment Trust	$533,317,969

For the year ended December 31, 2006, net investment income was allocated to the three Participating Plans as follows: (i) for the period from January 1, 2006 through July 23, 2006, net investment income was allocated to two Participating Plans, other than the Plan, from the SLC Investment Trust, and (ii) for the period from July 24, 2006 through December 31, 2006, net investment income was allocated to all three of the Participating Plans from the HB Investment Trust. The aggregate net investment income allocated to the Participating Plans by the SLC Investment Trust and the HB Investment Trust during such periods is as follows:

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C – PLAN INTEREST IN HB INVESTMENT TRUST – Continued

Interest and dividend income	$5,142,490
Net appreciation in fair value of investments
Corporate stocks — common	7,491,208
Investment in common/collective trusts	4,228,645
Investment in registered investment companies	28,426,184

Net investment income	$45,288,527

At December 31, 2006, the HB Investment Trust held 772,091 shares of Hanesbrands Inc. common stock. These shares had a fair value of $18,236,790 as of December 31, 2006.

NOTE D – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS
The Company has requested a determination letter from the Internal Revenue Service. Although a response has not been received, the Plan administrator believes that the Plan has been operated in compliance with the IRC.

NOTE F – PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HB Investment Trust are invested in investments managed by The Northern Trust Company (the “Trustee” of the Plan); therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan during 2006 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services.
Certain Plan assets that are in the HB Investment Trust are invested in investments managed by the Trustee of the Plan; therefore, these transactions qualify as party-in-interest. A portion of the Plan’s assets (approximately 4.4% as of December 31, 2006) is invested in Hanesbrands Inc. common stock through participant-directed account balances.

Hanesbrands Inc. Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE G – NONEXEMPT TRANSACTIONS
Certain 2006 employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before March 2007, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.

NOTE H — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$526,811,789
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,519,114)

Net assets available for benefits per the Form 5500	$525,292,675

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2006 to the Form 5500:

Investment income per the financial statements	$44,881,184
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,519,114)

Investment income per the Form 5500	$43,362,070

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2006

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 401

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$20,613

Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibited Transactions	20,613	(1)

Delinquent Deposits of Prior Year Participant Contributions Not Fully Corrected	—

Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions	$20,613

(1)	This amount has been fully corrected outside the VFC Program.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 401

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of issuer	Description of investment	Cost	value

*	Hanesbrands Inc.	Corporate stock — common	**	$18,197,108
	Sara Lee Corporation	Corporate stock — common	**	12,971,619

				31,168,727

*	Short-term Investments	Common/collective trust	**	2,223,064

*	Hanesbrands Fixed Income	Investment contracts	**	191,745,960
	Adjustment to fair value from contract value			(1,519,114)

				190,226,846

	Vanguard Balanced Index Fund	Registered investment companies	**	29,987,534
	Vanguard Bd Index Fund	Registered investment companies	**	9,116,263
	Vanguard Index Tr Extd Mkt Portfolio	Registered investment companies	**	15,115,643
	Vanguard Index Tr Growth Portfolio	Registered investment companies	**	11,485,278
	Vanguard Index Tr Small	Registered investment companies	**	45,798,430
	Vanguard Index Tr Value Portfolio	Registered investment companies	**	19,226,914
	Vanguard Instl Index Fund	Registered investment companies	**	59,927,457
	Vanguard Star Fund	Registered investment companies	**	35,841,825
	Vanguard Target Ret Fund 2005	Registered investment companies	**	2,891,670
	Vanguard Target Ret Fund 2015	Registered investment companies	**	12,869,629
	Vanguard Target Ret Fund 2025	Registered investment companies	**	15,197,045
	Vanguard Target Ret Fund 2035	Registered investment companies	**	8,217,749
	Vanguard Target Ret Fund 2045	Registered investment companies	**	3,561,371
	Vanguard Target Ret Income Fund	Registered investment companies	**	1,331,272

				270,568,080

*	Hanesbrands Inc. Retirement Savings Plan	Participant Loans (4.0% to 9.5%)		11,303,364

				$505,490,081

*	Party-in-interest as defined by ERISA Section 3(14).

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	HANESBRANDS INC. RETIREMENT SAVINGS PLAN
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP